Exhibit 99.51

August 26, 2020	By SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Final Short Form Prospectus of Enthusiast Gaming Holdings Inc. (the “Issuer”)

We refer you to the final short form prospectus (the “Prospectus”) of the Issuer dated August 26, 2020 relating to the issuance of common shares of the Issuer.

We consent to being named in the Prospectus on the inside cover page of the Prospectus and under the heading “Legal Matters” and to the use of our legal opinions set out under the heading “Eligibility for Investment”, which opinions are provided as of the date of the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (i) derived from our legal opinions provided in the Prospectus, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

Yours truly,

(signed) “Stikeman Elliott LLP”